                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                          UNDER SECTION 12(b) OR 12(g)



                     INTERNATIONAL COMMODITY LOGISTICS, INC.
           (Name of small business issuer as specified in its charter)



              COLORADO                                     84-1113056
  (State or other jurisdiction of                       (I.R.S. Employer
   incorporation or organization)                    Identification Number)

                          300 - 5th Avenue S.W., #620
                                Calgary, Alberta,
                                 Canada T2P 3C4
  (Address, including postal code, of registrant's principal executive offices)

                                 (403) 234-7700
                     (Telephone number including area code)

Securities to be registered under Section 12(b) of the Exchange Act: NONE

Securities to be registered under Section 12(g) of the Exchange Act: COMMON STOCK

                     INTERNATIONAL COMMODITY LOGISTICS, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                                                             Page
           Cautionary Statement Concerning Forward Looking Statements..........................................1
Item 1.    Description of Business.............................................................................1
Item 2.    Plan of Operation...................................................................................4
Item 3.    Description of Property.............................................................................4
Item 4.    Security Ownership of Certain Beneficial Owners and Management......................................5
Item 5.    Directors, Executive Officers, Promoters and Control Persons........................................5
Item 6.    Executive Compensation..............................................................................7
Item 7.    Certain Relationships and Related Transactions.....................................................11
Item 8.    Legal Proceedings..................................................................................11
Item 9.    Market for Common Equity and Related Stockholder Matters...........................................12
Item 10.   Recent Sales of Unregistered Securities............................................................12
Item 11.   Description of Securities..........................................................................12
Item 12.   Indemnification of Directors and Officers..........................................................13
Item 13.   Financial Statements..............................................................................F-1
Item 14.   Changes in and Disagreements with Accountants......................................................14
Item 15    A.  List of Financial Statements...................................................................14
           B.  Index to Exhibits..............................................................................14
SIGNATURES....................................................................................................15

                             PART I (ALTERNATIVE 3)


               CAUTIONARY STATEMENT IDENTIFYING IMPORTANT FACTORS
                THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO
            DIFFER FROM THOSE PROJECTED IN FORWARD LOOKING STATEMENTS

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, readers of this document and any document incorporated by reference herein, are advised that this document and documents incorporated by reference into this document contain both statements of historical facts and forward looking statements. Forward looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially for those indicated by the forward looking statements. Examples of forward looking statements include, but are not limited to (i) projections of revenues, income or loss, earning or loss per share, capital expenditures, dividends, capital structure and other financial items, (ii) statements of the plans and objectives of the Company or its management of Board of Directors, including the introduction of new products, or estimates or predictions of actions by customers, suppliers, competitors or regulatory authorities, (iii) statements of future economic performance, and (iv) statements of assumptions underlying other statements and statements about the Company or its business.

This document and any documents incorporated by reference herein also identify important factors which could cause actual results to differ materially from those indicated by forward looking statements. These risks and uncertainties include price competition, the decisions of customers, the actions of competitors, the effects of government regulation, possible delays in the introduction of new products, customer acceptance of products and services, and other factors which are described herein and/or in documents incorporated by reference herein.

The cautionary statements made pursuant to the Private Litigation Securities Reform Act of 1995 above and elsewhere by the Company should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company prior to the effective date of such Act. Forward looking statements are beyond the ability of the Company to control and in many cases the Company cannot predict what factors would cause results to differ materially from those indicated by the forward looking statements.


ITEM 1.  DESCRIPTION OF BUSINESS

INTERNATIONAL COMMODITY LOGISTICS, INC.

International Commodity Logistics, Inc., formerly known as International Hydro Carbon Group, Inc. or Roosevelt Capital Corporation ("ICL", the "Company" or the "Registrant") was incorporated in the State of Colorado on March 15, 1989. The Company's current business is world wide marketing and brokering of sulphur, with a proposed Terminal Facility at Ridley Island Terminal, Prince Rupert, British Columbia, Canada. The Company has two-wholly owned Canadian subsidiaries: Sulphur Corporation of Canada, Ltd. ("SCC") and Sulport Services International, Inc. ("SSI"). The Company and its Canadian subsidiaries maintain administrative offices in Calgary, Alberta, Canada.

In March, 1998, the Company entered into an Agreement and Plan of Merger with James D. Yamada pursuant to which the Company purchased all of the issued and outstanding shares of stock of SCC and SSI from Mr. Yamada in exchange for 500,000 shares of the Company's common stock. As a result of the reorganization, a new slate of officers and directors was elected to the Company.

SUBSIDIARIES

SULPHUR CORPORATION OF CANADA, LTD. ("SCC")

SCC, a wholly-owned subsidiary of the Company, was incorporated in the Province of Alberta, Canada on June 30, 1989 for the purpose of marketing, processing, and storing North American sulphur, in the international marketplace. SCC is currently developing a Sulphur Terminal Facility at Ridley Island Terminal in Prince Rupert in British Columbia, Canada. SCC has reached agreements with Ridley Terminal, Inc., Prince Rupert Port Authority and Canada Port Corporation regarding the lease of Port property, exclusive usage of the terminal facility for sulphur handling and throughput terms and conditions. As proposed, the Terminal Facility will be the only sulphur handling and exporting terminal facility in the world capable of storing, processing and loading Canadian sulphur in both dry and liquid form simultaneously.

As planned, SCC's facility in Prince Rupert is expected be the first and only facility in the world capable of loading large ships in 24 hours, and having sulphur available to world markets in both liquid and dry form. It is proposed to have the first and only enclosed dry sulphur storage capable of handling 75,000 to 100,000 metric tons, and its own forming facility on site.

SCC's main source of revenue will be from a "throughput fee" for storage, handling and processing of Canadian sulphur. Current major producers in Canada include companies such as: BP-AMOCO, Alberta Energy Company, Shell Canada Limited, Husky Oil, etc.

SCC is negotiating several long-term throughput commitments from sulphur producers and purchasers. The Company's business plan has projected the total throughput volume over the next 5 years to exceed seven million metric tons. This projection is based on current sulphur production in Alberta, and world demand. There can be no assurance that such plans will be successful or that such projections will be met.

SULPORT SERVICES INTERNATIONAL, INC. ("SSI")

SSI was incorporated in Canada on October 1, 1997 for the purpose of pursuing marketing and brokering of sulphur world-wide, and is a wholly owned subsidiary of the Company.

When the Terminal Facility in Prince Rupert is completed, SSI intends to enter into different aspects of the sulphur industry to diversify within the industry and widen the source of revenue opportunities for the Company.

THE SULPHUR INDUSTRY

The world sulphur consumption is approximately 50 million metric tons per year. Canadian sulphur production is over 10 million metric tons annually, of which 7 million metric tons are exported and about 3 million plus metric tons stored on the ground in Alberta. Canada is currently supplying over 10% of the world consumption.

Sulphur is used primarily for the production of various fertilizers. As developing countries change and their economies improve, demand for food supply has increased accordingly. This trend is escalating, and increasing demand for fertilizer may push sulphur prices higher. Demand from various heavy industrial uses has increased as many developing countries are industrializing. The demand from metal, chemical, and rubber industries is also increasing rapidly.

CURRENT SULPHUR PRICE

The price of solid sulphur at Vancouver is ranging between US$25-35 per metric ton and the price of molten sulphur at Tampa Florida is ranging between US$75-$80 per metric ton.

SULPHUR TERMINAL FACILITIES IN NORTH AMERICA

There are three major Sulphur Terminal Facilities in North America, namely "Vancouver, British Columbia, Canada", "Los Angeles, California, USA", and "Tampa, Florida, USA". Most of the sulphur in the United States is produced and consumed domestically; only a small percentage is exported.

Vancouver has been the only port in Canada to handle sulphur for export. The current volume of sulphur exported is approximately 7 million metric tons per year. Canada is the largest sulphur exporter in the world. There are over 10 million metric tons of sulphur produced every year in Western Canada alone. With the current expansion plans of major oil and gas producers, production of sulphur, too, will increase significantly.

PROPOSED SULPHUR HANDLING AND EXPORT TERMINAL AT RIDLEY ISLAND IN PRINCE RUPERT, B.C.

This facility is proposed to be the first sulphur handling terminal in the world with a capability of supplying Canadian sulphur to market in both "dry" and "molten" form from one location. It will be the first to have its own forming facility with totally enclosed sulphur storage, unlike other facilities in North America where different types of dry sulphur are comingled and stored in open storage. All sulphur will be formed on site, with only one type will be produced, avoiding the problems associated with mixing different types. This means that buyers can access higher quality sulphur without paying a premium price. Furthermore, buyers from Asia will save approximately 4 days of ocean freight time as well as 7 days loading time as opposed to using alternative facilities.

CURRENT AND FUTURE COMPETITORS

CURRENT COMPETITORS

The proposed facility is being designed to relieve pressure on existing facilities in North America at Vancouver, Los Angeles and Tampa. It does not, by design, intend to compete directly with alternative ports.

FUTURE COMPETITORS

The Company believes that there is little chance that any new facilities will be built to compete directly with the proposed facility in Prince Rupert for the following reasons:

         1. Between Vancouver and Prince Rupert, there is no other location on the west coast with reasonable railroad access.

         2. It could cost as much as US$100 million to build a complete sulphur handling and export terminal and port infrastructure in another area.

THE MARKETING OF SULPHUR BY THE COMPANY

The Company, through SSI, proposes to market sulphur utilizing the worldwide network and connections in the sulphur industry developed over the years by SCC and the Company's management team.

ITEM 2.  PLAN OF OPERATION

During the year ended June 30, 1998, the Company acquired two wholly-owned subsidiary corporations, namely Sulphur Corporation of Canada Ltd. and Sulport Services International, Inc, to enable the Company to enter into the sulphur marketing, handling and terminaling business.

Sulphur Corporation of Canada, Ltd., has entered into a series of agreements with Prince Rupert Port Authority and Ridley Terminals, Inc. in British Columbia, Canada regarding the exclusive lease of the prime water-front property at Ridley Terminal and exclusive use of the existing terminal infrastructure for the handling of sulphur. SCC has started initial construction on the property for construction of a sulphur handling terminal facility.

The Company must obtain additional funds to allow it to continue its operations and to allow Sulphur Corporation of Canada, Ltd. to complete the construction and operation of the sulphur handling terminal facility. The Company anticipates that between $7.5 and $10 million in funds will be needed over the next twelve months to complete the project, with approximately $2-$3 million needed within the next 90 days to allow the project to continue on schedule. The Company is pursuing various sources of debt and/or equity financing.

The Company, through its subsidiaries, has been negotiating with several potential "throughput" customers with regard to "Take or Pay" Throughput Contracts to start upon completion of the terminal.

Various factors affecting the Company raise doubt as to the Company's ability to continue as a going concern. There can be no assurance that the Company will be able to continue as a going concern, or achieve material revenues and profitable operations. The Company requires additional financing. No assurances can be given that financing will be available to the Company in the amounts required, or that, if available, the financing will be available on terms satisfactory to the Registrant.

The Year 2000 issue is the result of computer programs that use two digits rather than four to define the applicable year. The Company has evaluated its state of readiness with respect to the Year 2000 issue and has determined that the potential consequences of the Year 2000 issue should have no material effects on its business, as the use of date sensitive computer information is presently very limited and the commercial software used for administrative purposes is Year 2000 compliant. However, the Company can make no assurances regarding the impact of the Year 2000 issue on its business as a result of acts or omissions not within its control, such as acts or omissions of non-affiliated parties with whom the Company does business.

The financial statements include all adjustments which in the opinion of and to the best of management's knowledge are necessary to make the financial statements not misleading.


ITEM 3.  PROPERTY

Neither the Company nor its subsidiaries own any property. The Company and its subsidiaries lease office space in Calgary, Alberta, Canada.

On March 24, 1999, the Company's subsidiary, SCC, entered into a sublease agreement with Ridley Terminals Inc. to lease four parcels of prime water front property located on Prince Rupert Harbor to facilitate the establishment of a sulphur handling facility at Ridley Island Terminal in Prince Rupert, British Columbia, Canada. The initial term of the sublease expires December 31, 2008 with the right to renew the sublease for two additional ten year periods.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Report, the stock ownership of each person known by the Registrant to be the beneficial owner of five percent or more of the Registrant's Common Stock, each Officer and Director individually and all Directors and Officers of the Registrant as a group. No other class of voting securities is outstanding. Each person is believed to have sole voting and investment power over the shares except as noted.

=====================================================================================================
                                                Amount and Nature of
Name and Address of                          Beneficial Ownership(1)(2)       Percent of Class (3)
Beneficial Owner (1)
-----------------------------------------------------------------------------------------------------
James Yamada (4)                                    3,355,312                        25.12%
-----------------------------------------------------------------------------------------------------
Rod J. MacKenzie (5)                                  500,000                         4.22%
=====================================================================================================
all officers and directors of the                   3,855,312                        28.86%
Registrant as a group (2 persons)
=====================================================================================================

(1) Unless otherwise indicated, all shares are directly beneficially owned and investing power is held by the persons named. The address of each person is 300 - 5th Avenue S.W., #620, Calgary, Alberta, Canada T2P 3C4.

(2) Includes vested options beneficially owned but not yet exercised and outstanding.

(3) Based upon 11,857,000 shares issued and outstanding, plus the amount of shares each person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

(4) Mr. Yamada is an officer and director of the Registrant and each of its subsidiaries. Beneficial Ownership figure includes 1,500,000 shares underlying warrants.

(5) Mr. MacKenzie is an officer and director of the Registrant and each of its subsidiaries. Beneficial Ownership figure includes 100,000 shares owed by Mr. MacKenzie's wife.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS OF THE COMPANY

(a) Directors and Executive Officers of Registrant. The Registrant has a Board of Directors (the "Board") which is currently comprised of two members. Each director holds office until the next annual meeting of shareholders or until a successor is elected or appointed. The members of the Board and the executive officers of the Registrant and their respective age and position are as follows:

                                                                                                       Director of
Name                                Age        Position with Registrant                             Registrant Since
-----------------------------------------------------------------------------------------------------------------------
Rod J. MacKenzie                    52         Chairman, Secretary, Treasurer and Director             March, 1998

James Yamada                        33         President/CEO and Director                              March, 1998

Directors and Executive Officers of SCC. The Registrant's subsidiary, SCC, has a Board of Directors (the "Board") which is comprised of one member who holds office until the next annual meeting of shareholders or until a successor is elected or appointed. The members of the Board and the executive officers of SCC and their respective age and position are as follows:

                                                                                                      Director of
Name                                Age        Position with SCC                                       SCC Since
-----------------------------------------------------------------------------------------------------------------------

Rod J. MacKenzie                    52         President, Secretary, Treasurer and Director           July, 1989

James Yamada                        33         CEO                                                    March 1998

Directors and Executive Officers of SSI. The Registrant's subsidiary, SSI, has a Board of Directors (the "Board") which is comprised of two members. Each director holds office until the next annual meeting of shareholders or until a successor is elected or appointed. The members of the Board and the executive officers of SSI and their respective age and position are as follows:


                                                                                                     Director of
Name                                Age        Position with SSI                                      SSI Since
-----------------------------------------------------------------------------------------------------------------------
Rod J. MacKenzie                    52         Director and Secretary                              November, 1997

James Yamada                        33         Director and President                              November, 1997


(b)  Family Relationships.  None.

(c)  Involvement in Certain Legal Proceedings.  None.


DIRECTORS AND EXECUTIVE OFFICERS

RODERICK ("ROD") J. MACKENZIE: CHAIRMAN, SECRETARY, TREASURER AND A DIRECTOR OF ICL; PRESIDENT AND A DIRECTOR OF SCC; SECRETARY AND A DIRECTOR OF SSI: Mr. MacKenzie has been Chairman, Secretary, Treasurer and a Director of the Company since March 1998; has been President and a Director of SCC since 1989; and has been Secretary and a Director of SSI since November 1997. He is also a principal of Global Hydrocarbon Corp. Ltd., which manages the operations of SCC. Mr. MacKenzie is a highly experienced and respected expert in the international sulphur industry. He has been responsible for designing and running various sulphur handling and marketing operations for over 30 years. In Canada, these include the sulphur forming and marketing operations at the Alberta Oil Sands site in Fort McMurray, Alberta, and sulphur terminalling facilities in North Vancouver British Columbia. Mr. MacKenzie has performed global research in the field and has spoken at various international seminars relating to commodity marketing and international trade. Mr. MacKenzie has been invited regularly by groups such as the Canadian Fertilizer Association, the International Fertilizer Association and various international seminars related to commodity marketing and international trade. He has contributed his expertise to numerous professional organizations such as The Canadian Fertilizer Association, The International Fertilizer Association, and The Sulphur Institute, as well as various government and privately sponsored forums.

JAMES YAMADA: PRESIDENT/CEO AND A DIRECTOR OF ICL; CHAIRMAN/CEO AND A DIRECTOR OF SCC; PRESIDENT AND A DIRECTOR OF SSI: Mr. Yamada has been President/CEO and a Director of the Company and Chairman/CEO and a Director of SCC since March 1998, and President and a Director of SSI since November 1997. He has extensive management experience and knowledge heading various public companies and financing various venture companies in North America and Japan. Mr. Yamada is also president and CEO of UniStar Products Inc., a private company based in Washington State and Vancouver, Canada (since March 1996). Prior thereto he was president of UniComm Signal (now known as Smart Tire Systems, a public company in both the U.S. and Canada).

SIGNIFICANT EMPLOYEES, CONSULTANTS AND ADVISORS

DAVID G. SHEARER: CONSULTING PROJECT MANAGER OF SCC: Mr. Shearer has been a consultant to SCC since April 1998 and is managing the engineering and construction of the new sulphur terminal. Mr. Shearer has been a consultant with Semple Associates since 1998. From 1994 to 1997 he was Vice President of Prince Rupert Port Corporation, in charge of new business development and technical services. Prior thereto he was engineer manager at both the Ridley Island coal and grain terminal projects in Prince Rupert. Mr. Shearer has extensive knowledge and experience in infrastructure and marine terminal construction projects. Mr. Shearer is responsible for coordinating permitting with governmental agencies, such as Environment Canada, Department of Fisheries and Oceans, and the BC Ministry of Environment.

ALLAN F. SODERBERG: CONSULTING MANAGER OF SULPHUR PROCESS AND DESIGN OF SCC: Mr. Soderberg has been a consultant to SCC since April 1998 and is managing the design of the Sulphur Export Terminal in Prince Rupert. Mr. Soderberg has been a principal of Sultech Consulting Ltd. since 1992, and has extensive knowledge and many years experience with the design and operation of molten and solid sulphur forming facilities similar to that which the Company is now constructing. He has worked on a broad range of projects involving molten sulphur handling and rail transport, solid sulphur forming and handling, elemental sulphur fertilizer manufacture and distribution, R&D of new sulphur based material and fertilizers, sulphur block remelt and purification, sulphur emissions abatement, clean-up and remediation of sulphur contaminated sites, for various companies in North America.


ITEM 6. EXECUTIVE COMPENSATION

(a)      General

The following information discloses all plan and non-plan compensation awarded to, earned by, or paid to the executive officers of the Registrant for all services rendered in all capacities to the Registrant and its subsidiaries. No executive officer of the Registrant or its subsidiaries received a total annual salary and bonus exceeding $100,000 for the fiscal year ended June 30, 1998, or otherwise meets the reporting requirements of Item 402 of Regulation S-B.

(b)      Summary Compensation Table

The following table sets forth all compensation, including bonuses, stock option awards and other payments, paid or accrued by the Registrant and/or its subsidiaries SCC and SSI, during the fiscal year ended June 30, 1998, to or for the Registrant's Chief Executive Officer and each of the other executive officers of the Registrant for the fiscal year ended June 30, 1998.

The Company had no compensated officers in prior years.

                                                               Annual Compensation
                                              ------------------------------------------------------
              (a)                    (b)            (c)              (d)                (e)
             Name                                                                      Other
              And                   Year                                              Annual
           Principal                Ended         Salary            Bonus          Compensation
           Position                June 30          ($)              ($)                ($)
----------------------------------------------------------------------------------------------------
James Yamada, President, CEO,       1998            -0-              -0-                -0-
Director

Rod J. MacKenzie, Chairman,         1998          74,847             -0-                -0-
Secretary, Treasurer, Director(n1)

                                                                      Long Term Compensation
                                                  -----------------------------------------------------
                                                                Awards                     Payouts
                                                  -----------------------------------------------------

              (a)                       (b)              (f)               (g)              (h)               (i)
              Name                                   Restricted
              And                     Year              Stock             Shares            LTIP           All Other
           Principal                  Ended           Award(s)          Underlying        Payouts         Compensation
            Position                 June 30             ($)             Options            ($)               ($)
--------------------------------------------------------------------------------------------------------------------------
  James Yamada,                       1998               -0-             250,000             -0-               -0-
  President, CEO, Director

  Rod J. MacKenzie,                   1998               -0-             150,000             -0-               -0-
  Chairman, Secretary, Treasurer
  and Director

(n1) Mr. MacKenzie is currently serving without compensation for his services as an officer and director of the Company and its subsidiaries. However, Mr. MacKenzie receives compensation indirectly from the Company's subsidiary, SCC, as a result of a Management Agreement dated May 2, 1998, among Mr. MacKenzie, Global Hydrocarbon Corporation Ltd. ("Global"), the Company, SCC and SSI. Mr. MacKenzie is an officer, director and controlling shareholder of Global. Pursuant to the Agreement, Global will manage SCC's operations. The Agreement provides for SCC to compensation Global and/or Mr. MacKenzie as follows: (1) US$120,000 per year; (2) health, life and disability insurance; (3) payment of certain membership fees and dues; and (4) use of an automobile. Also, Global is eligible to receive a bonus of US$.50 per ton of sulphur processed through the proposed facility at Prince Rupert in excess of 400,000 tons per year.

(c)      Option/SAR Grants in Last Fiscal Year

The information provided in the table below provides information with respect to individual grants of stock options for the year ended June 30, 1998 to each of the executive officers named in the Summary Compensation Table above. The Registrant did not grant any stock appreciation rights for the year ended June 30, 1998.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                               Individual Grants

               (a)                        (b)                 (c)                 (d)                (e)
                                                           % of Total
                                       Number of          Options/SARS
                                       Securities          Granted to
                                       Underlying          Employees          Exercise or
                                      Options/SARs         in Fiscal           Base Price         Expiration
              Name                    Granted (#)          Year (n1)             ($/Sh)              Date
----------------------------------------------------------------------------------------------------------------
James Yamada, President, CEO,           250,000              17.86%               $.10             03/31/01
Director

Rod J. MacKenzie, Chairman,             150,000              10.71%               $.10             03/31/01
Secretary, Treasurer and Director

         (n1) The percentage of total options granted to employees in the fiscal year is based upon all options granted to officers, directors, employees, etc. in fiscal 1998.

(d) Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

The information provided in the table below provides information with respect to each exercise of stock options during most recent fiscal year by the executive officers named in the Summary Compensation Table and the fiscal year end value of unexercised options.

           (a)                  (b)             (c)                 (d)                         (e)
                                                                 Number of                    Value of
                                                           Securities Underlying            Unexercised
                                                                Unexercised                 In-the-Money
                                                              Options/SARs at             Options/SARs at
                               Shares          Value             FY-End (#)                  FY-End($)
                            Acquired on      Realized           Exercisable/                Exercisable/
          Name              Exercise (#)      ($)(n1)          Unexercisable           Unexercisable(n1)(n2)
----------------------------------------------------------------------------------------------------------------
James Yamada,                   -0-             -0-             250,000/-0-                     N/A
President, CEO, Director

Rod J. MacKenzie,               -0-             -0-             150,000/-0-                     N/A
Chairman, Secretary,
Treasurer and Director

         (n1) The aggregate dollar values in columns (c) and (e) are calculated by determining the difference between the fair market value of the common stock underlying the options and the exercise price of the options at exercise or fiscal year end, respectively. In calculating the dollar value realized upon exercise, the value of any payment of the exercise price is not included. As of June 30, 1998, there was no market for common stock of the Company.

         (n2) Subsequent to the year ended June 30, 1998, in May and June of 1999, both Mr. Yamada and Mr. MacKenzie exercised all of their options. At the time of exercise, there was no market for the common stock of the Company.

(e)      Long-Term Incentive Plans ("LTIP") - Awards in Last Fiscal Year

This table has been omitted, as no executive officers named in the Summary Compensation Table above received any awards pursuant to any LTIP during fiscal 1998.

(f)      Compensation of Directors

No compensation was paid by the Registrant to its Directors for any service provided as a director during the fiscal year ended June 30, 1998. There are no other formal or informal understandings or arrangements relating to compensation; however, Directors may be reimbursed for all reasonable expenses incurred by them in conducting the Registrant's business. These expenses would include out-of-pocket expenses for such items as travel, telephone, and postage.

(g)      Employment Contracts and Termination of Employment and
         Change-in-Control Arrangements

Mr. MacKenzie receives compensation indirectly from the Company's subsidiary, SCC, as a result of a Management Agreement dated May 2, 1998, among Mr. MacKenzie, Global Hydrocarbon Corporation Ltd. ("Global"), the Company, SCC and SSI. Mr. MacKenzie is an officer, director and controlling shareholder of Global. Pursuant to the Agreement, Global will manage SCC's operations. The Agreement provides for SCC to compensate Global and/or Mr. MacKenzie as follows:
(1) US$120,000 per year; (2) health, life and disability insurance; (3) payment of certain membership fees and dues; and (4) use of an automobile. Also, Global is eligible to receive a bonus of US$.50 per ton of sulphur processed through the proposed facility at Prince Rupert in excess of 400,000 tons per year. The term of the management agreement is a minimum term of ten years or the duration of certain agreements among SCC, Prince Rupert Port Authority and Ridley Terminals, Inc., if longer.

As of the date of this report the Registrant has no additional employment contracts or termination of employment and change-in-control arrangements in effect for any executive officers identified in the Summary Compensation Table above. However, the Registrant intends to enter into a written employment contract with James Yamada.

The Registrant's Board of Directors has complete discretion as to the appropriateness of (a) key-man life insurance, (b) obtaining officer and director liability insurance, (c) employment contracts with and compensation of executive officers and directors, (d) indemnification contracts, and (e) incentive plan to award executive officers and key employees.

The Registrant's Board of Directors is responsible for reviewing and determining the annual salary and other compensation of the executive officers and key employees of the Registrant. The goals of the Registrant are to align compensation with business objectives and performance and to enable the Registrant to attract, retain and reward executive officers and other key employees who contribute to the long-term success of the Registrant. The Registrant intends to provide base salaries to its executive officers and key employees sufficient to provide motivation to achieve certain operating goals. Although salaries are not specifically tied into performance, incentive bonuses may be available to certain executive officers and key employees. In the future, executive compensation may include without limitation cash bonuses, stock option grants and stock reward grants. In addition, the Registrant may set up a pension plan or similar retirement plans.

(h)      Report on Repricing of Options/SARs. - Not applicable.

(i)      Employee Benefit and Consulting Services Compensation Plan

On March 30, 1998, the Registrant adopted an employee benefit and consulting services compensation plan (the "Plan"), covering 1,400,000 shares of the Registrant's common stock. Under the Plan, the Registrant may issue common stock and/or options to purchase common stock to certain officers, directors and employees and consultants of the Registrant and its subsidiaries. The purpose of the Plan is to promote the best interests of the Registrant and its shareholders by providing a means of non-cash remuneration to eligible participants who contribute to operating progress and earning power of the Registrant. The Plan is administered by the Registrant's Board of Directors or a committee thereof which has the discretion to determine from time to time the eligible participants to receive an award; the number of shares of stock issuable directly or to be granted pursuant to option; the price at which the option may be exercised or the price per share in cash or cancellation of fees or other payment which the Registrant or its subsidiaries is liable if a direct issue of stock and all other terms on which each option shall be granted. As of the fiscal year ended June 30, 1998, options to acquire 1,400,000 shares covered by the Plan had been granted, all at an exercise price of $.10 per share, and are fully vested, including grants to the following Officers and Directors of the Registrant to acquire the number of shares indicated: Rod J. MacKenzie, 150,000 options; and James Yamada, 250,000 options. Also, Mr. MacKenzie's spouse was granted 100,000 options.

Subsequent to year end, in May and June of 1999, all options granted under the Plan were exercised. Shares of common stock issued pursuant to the Plan are deemed to be issued pursuant to Rule 701 of the Securities Act of 1933 and are restricted securities as defined in Rule 144(a)(3) of the Securities Act of 1933. Ninety days after the effective date of this registration statement, participants in the Plan, including affiliates, may sell their shares in accordance with the exemption provided by Rule 701 without being bound by the one year holding period under Rule 144(d).


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 24, 1998, in connection with the reorganization of the Registrant, the Registrant issued 500,000 shares of restricted common stock to James Yamada in consideration of his 100% interest in both SCC and SSI. The amount paid was based on arms-length negotiations between Mr. Yamada and the former management of the Company.

On March 31, 1998, in connection with the reorganization of the Registrant, the Registrant issued 1,500,000 warrants to James Yamada at an exercise price of $1.10 per share. These warrants expire on March 30, 2002.

In May of 1998, Global, the Company, SCC and SSI entered into a Management Agreement with the Company's subsidiary, SCC. Rod MacKenzie, an officer and director of the Company, is an officer, director and controlling shareholder of Global. Pursuant to the Management Agreement, Global receives a management fee of US$120,000 per year. This management fee is subject to annual escalation tied to, among other things, the Consumer Price Index and contains certain bonus incentives, which are directly related to amounts of sulphur processed at the Ridley Island Terminal. The term of the management agreement is a minimum term of ten years or the duration of certain agreements among the Company, Prince Rupert Port Authority and Ridley Terminals, Inc., if longer.


ITEM 8. LEGAL PROCEEDINGS

The Company is not a party to any pending material legal proceeding.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company is presently a privately-held company and there is no market for its shares. As of July 31, 1999, there were 11,857,000 shares of common stock outstanding, held by 109 shareholders of record and no shares of preferred stock outstanding.

The Company has never paid cash dividends on its common stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. Future dividend policy will depend on the Company's earnings, capital requirements, financial conditions and other relevant factors.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of securities of the Registrant without registration within the past three years. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.

(a) Pursuant to an agreement and plan of reorganization between the Registrant and James D. Yamada, individually and on behalf of SCC and SSI dated March 24, 1998, pursuant to which SCC and SSI became wholly-owned subsidiaries of the Registrant, James Yamada, who owned 100% of SCC and SSI, was issued a total of 500,000 shares of restricted common stock of the Registrant in exchange for his interest in SCC and SSI. The Registrant believes that the transaction was consummated in reliance on Sections 4(2) and/or 4(6) of the Securities Act of 1933.

(b) In connection with the reorganization of the Registrant, on March 31, 1998, the Registrant issued warrants to acquire 300,000 shares of common stock at an exercise price of $.10 per share, which expire on March 30, 2003; and warrants to acquire 3,500,000 shares of common stock at an exercise price of $1.10 per share, which become exercisable on December 31, 1999 and expire on March 30, 2002. The Registrant believes that the issuance of these warrants was exempt from registration pursuant to Sections 4(2) and/or 4(6) of the Securities Act of 1933.

(c) In April of 1998, pursuant to an employee benefit and consulting services compensation plan, options to acquire 1,400,000 shares of common stock were granted, at exercise prices of $.10 per share, including grants to certain Officers and Directors of the Registrant. The grant of these options, and subsequent issuance of shares upon exercise thereof, were exempt from registration under Rule 701 of the Securities Act of 1933.

(d) Between May of 1998 and March of 1999, the Registrant made a private placement of 957,000 shares of common stock in consideration of services rendered and cash, at per share prices ranging from $.01 to $1.10, as determined by the board of directors. No commissions were paid. The Registrant believes that this offering was exempt from registration under Section 504 of Regulation D of the Securities Act of 1933, as amended.


ITEM 11.  DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, no par value and 10,000,000 shares of preferred stock, no par value.

COMMON STOCK

Each holder of shares of common stock is entitled to one vote for each share held on all matters to be voted upon by the shareholders generally. The shares do not have cumulative voting rights, which means that holders of more than 50% of the shares of common stock voting for the election of directors can elect all the directors, and that in such an event the holders of the remaining shares would not be able to elect a single director. Holders of shares of common stock are entitled to receive pro-rated such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro-rated in all assets remaining after payment of liabilities. Shares of common stock have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

As of July 31, 1999, there were 11,857,000 shares of common stock outstanding, held of record by approximately 109 shareholders.

PREFERRED STOCK

The Company's Articles of Incorporation authorize the Company to issue 10,000,000 shares of preferred stock, no par value. None are issued. The preferred stock may be divided into and issued in one or more series as may be determined by resolution of the Board of Directors. The Board of Directors is authorized, without any further action by the shareholders, to determine dividend rates, liquidation preferences, redemption provisions, sinking fund provisions, conversion rights, voting rights, and other rights, preferences, privileges and restrictions of any wholly unissued series of preferred stock and the number of shares constituting any such series.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant's Articles of Incorporation and Bylaws provided the Registrant may indemnify a controlling person, office or director from liability for acting in such capacities, to the full extent permitted by the law of the State of Colorado. The Articles of Incorporation further provide that, to the full extent permitted by the Colorado Business Corporation Act, as the same exists or may hereafter be amended, a director or officer of the Registrant shall not be liable to the Registrant or its shareholders for monetary damages for breach of fiduciary duty as a director or officer.

Item 13. Financial Statements


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                     INTERNATIONAL COMMODITY LOGISTICS, INC.
                          AND CONSOLIDATED SUBSIDIARIES
                          (a development-stage company)



                        CONSOLIDATED FINANCIAL STATEMENTS

                                      With

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                    June 30, 1998, December 31, 1997 and 1996



         Report of Independent Certified Public Accountants         F-2

         Consolidated Financial statements:

                  Consolidated Balance Sheet                        F-3

                  Consolidated Statements of Operations             F-4

                  Consolidated Statement of Changes in              F-5
                        Stockholders'  (Deficit)

                  Consolidated Statements of Cash Flows             F-7

                  Notes to Consolidated Financial Statements        F-8




                        CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                        Nine Months Ended March 31, 1999



         Consolidated Financial statements:

                  Consolidated Balance Sheet                        F-13

                  Consolidated Statements of Operations             F-14

                  Consolidated Statement of Changes in              F-15
                        Stockholders'  (Deficit)

                  Notes to Consolidated Financial Statements        F-16

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





The Board of Directors
International Commodity Logistics, Inc.
Calgary, Alberta



We have audited the accompanying consolidated balance sheet of International Commodity Logistics, Inc. and Consolidated Subsidiaries (a development-stage company) as of June 30, 1998, and the related consolidated statements of operations; stockholders' (deficit) and cash flows for the six month period ended June 30, 1998 and for the two years ended December 31, 1997 and 1996 and from March 15, 1989 (date of inception) through June 30, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of International Commodity Logistics, Inc. and consolidated subsidiaries (a development-stage company) as of June 30, 1998: and the results of its operations, changes in its stockholders' (deficit) and its cash flows for the six month period ended June 30, 1998 and for the two years ended December 31, 1997 and 1996 and from March 15, 1989 (date of inception) through June 30, 1998; in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a net capital deficiency as of June 30, 1998 and has no ongoing revenue producing business operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 1. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.


/s/ Schumacher and Associates, Inc.

Schumacher and Associates, Inc.
Certified Public Accountants
12,835  E. Arapahoe Road
Tower II, Suite 110
Englewood, Colorado   80112


January 21, 1999

                     INTERNATIONAL COMMODITY LOGISTICS, INC.
                          AND CONSOLIDATED SUBSIDIARIES
                          (a development-stage company)

                           CONSOLIDATED BALANCE SHEET

                                  June 30, 1998


                                       ASSETS
Current Assets
         Cash                                                         $     45,350
         Other                                                              16,389
                                                                      ------------
         Total Current Assets                                               61,739
Goodwill, net of accumulated amortization of $18,272                       347,170
Furniture and equipment, net of accumulated
    depreciation of $8,847                                                   1,557
Other                                                                          483
                                                                      ------------
TOTAL ASSETS                                                          $    410,949
                                                                      ============


                      LIABILITIES AND STOCKHOLDERS'(DEFICIT)

Current Liabilities
         Accounts payable                                                   34,169
         Unearned income                                                    66,669
         Due to related parties                                            459,365
         Other liability                                                   114,298
                                                                      ------------
             Total Current Liabilities                                     674,501
                                                                      ------------
TOTAL LIABILITIES                                                          674,501
                                                                      ------------

Commitments and contingencies
         (Note 1,2,3,6 and 7)                                                   --
Stockholders' (Deficit):
         Preferred stock, no par value,
               10,000,000 shares authorized
               none issued and outstanding                                      --
         Common stock, no par value,
               100,000,000 shares authorized,
               10,125,500 shares issued and outstanding                     92,530
         Accumulated (Deficit)                                            (356,082)
                                                                      ------------
TOTAL STOCKHOLDERS' (DEFICIT)                                             (263,552)
                                                                      ------------
TOTAL LIABILITIES AND STOCKHOLDERS'(DEFICIT)                          $    410,949
                                                                      ============

The accompanying notes are an integral part of the financial statements.

                     INTERNATIONAL COMMODITY LOGISTICS, INC.
                          AND CONSOLIDATED SUBSIDIARIES
                          (a development-stage company)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                    From March 15, 1989
                                                                                                    (date of inception)
                                                                                                         through
                                                Six Months Ended       Years Ended December 31,       June 30, 1998
                                                ----------------    -----------------------------    ---------------
                                                  June 30, 1998          1997             1996
Revenue                                           $         --      $         --     $         --     $         --
                                                  ------------      ------------     ------------     ------------


Expenses:
         Consulting fees                               196,084                --               --          196,084
         Rent                                           17,458                --               --           17,458
         Stock issued for services                       5,500                --               --            5,500
         Advertising and promotion                       2,892                --               --            2,892
         Amortization of goodwill                       18,272                --               --           18,272
         Salaries                                       27,940                                 --           27,940
         Other                                          87,839                --               --           87,936
                                                  ------------      ------------     ------------     ------------
                                                       355,985                                             356,082
                                                  ------------                                        ------------

      Net  (Loss)                                 $( 355,985 )      $         --     $         --     $   (356,082)
                                                  ============      ============     ============     ============


      Per Share                                   $       (.04)     $         --     $         --     $       (.04)
                                                  ============      ============     ============     ============


      Weighted Average Shares Outstanding            9,562,750         9,000,000        9,000,000        9,056,275
                                                  ============      ============     ============     ============


    The accompanying notes are an integral part of the financial statements.

                     INTERNATIONAL COMMODITY LOGISTICS, INC.
                          AND CONSOLIDATED SUBSIDIARIES
                          (a development-stage company)

          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIT)

                    From March 15, 1989 through June 30, 1998


                                             Common Stock       Common Stock       Accumulated
                                             No./Shares         Amount             (Deficit)           Total
                                             --------------     --------------     --------------      --------------
Balance of
March 15,1989                                            --     $           --     $           --      $           --

Common stock issued
During 1989 for cash
At $0.00003 per share                             9,000,000                300                 --                 300

Net loss 1989
Through 1995                                             --                 --                (97)                (97)
                                             --------------     --------------     --------------      --------------

Balance at Dec. 31, 1995                          9,000,000                300                (97)                203

Net Loss-year ended
Dec. 31, 1996                                            --                 --                 --                  --
                                             --------------     --------------     --------------      --------------

Balance at Dec. 31, 1996                          9,000,000                300                (97)               (203)

Net Loss-year ended
Dec. 31, 1997                                            --                 --                 --                  --
                                             --------------     --------------     --------------      --------------

Balance at Dec. 31, 1998                          9,000,000                300                (97)                203

Common Stock
 Issued:

March 31, 1998
Acquisition of Sulphur and Sulport,
at $.01 per share                                   500,000              5,000                 --               5,000

April 23, 1998
for services,
at $.01 per share                                   550,000              5,500                 --               5,500


The accompanying notes are an integral part of the financial statements.

                     INTERNATIONAL COMMODITY LOGISTICS, INC.
                          AND CONSOLIDATED SUBSIDIARIES
                          (a development-stage company)

     CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIT), CONTINUED

                    From March 15, 1989 through June 30, 1998


                                            Common Stock      Common Stock         Accumulated
                                            No./Shares        Amount               (Deficit)              Total
                                            ------------      ------------         -----------            ----------
         May 26, 1998
         through June 30, 1998,
         for cash
         at $1.10 per share                     75,500           81,730                    --                 81,730

         Net Loss-six months
         ended June 30, 1998                                                         (355,985)              (355,985)
                                            ----------        ---------            ----------             ----------

         Balance at
         June 30, 1998                      10,125,500        $ 92,530             $ (356,082)            $(263,552)
                                            ==========        =========            ===========            ==========


    The accompanying notes are an integral part of the financial statements.

                     INTERNATIONAL COMMODITY LOGISTICS, INC
                          AND CONSOLIDATED SUBSIDIARIES
                          (a development-stage company)

                            STATEMENTS OF CASH FLOWS


                                                                                                    From March 15, 1989
                                                                                                     (date of inception)
                                                Six Months Ended          Years Ended December 31,              through
                                                 June 30, 1998            1997              1996           June 30,1998
                                                 --------------      --------------     --------------     --------------
Cash flows from Operating
    Activities:

    Net (loss)                                   $     (355,985)     $           --     $           --     $     (356,082)
    Amortization of goodwill                             18,272                  --                 --             18,272
    Increase in accounts payable                         34,169                  --                 --             34,169
                                                 --------------      --------------     --------------     --------------

Net Cash (Used In) Operating
     Activities                                        (303,544)                 --                 --           (303,641)
                                                 --------------      --------------     --------------     --------------

Cash Flows from Investing
     Activities:

Acquisition of equipment                                 (1,557)                 --                 --             (1,557)
                                                 --------------      --------------     --------------     --------------
     Net Cash (used in) Investing
     Activities                                          (1,557)                 --                 --             (1,557)
                                                 --------------      --------------     --------------     --------------
Cash Provided by Financing
     Activities:

     Common stock issued                                 87,230                  --                 --             87,230
     Advances from related parties                      263,221                  --                 --            263,318
                                                 --------------      --------------     --------------     --------------

Net Cash Provided by Financing
     Activities                                         350,451                  --                 --            350,548
                                                 --------------      --------------     --------------     --------------
Increase in Cash                                         45,350                  --                 --             45,350
Cash, Beginning of Period                                    --                  --                 --                 --
Cash, End of Period                              $       45,350      $           --     $           --     $       45,350
                                                 ==============      ==============     ==============     ==============

Interest Paid                                    $        1,667      $           --     $           --     $        1,667
                                                 ==============      ==============     ==============     ==============
Income Taxes Paid                                $           --      $           --     $           --     $           --
                                                 ==============      ==============     ==============     ==============


The accompanying notes are an integral part of the financial statements.

Note: Effective March 31, 1998 the Company acquired Sulphur Corporation of Canada and Sulport Services International, Inc. in exchange for the issuance of 500,000 of common stock.

                    INTERNATIONAL COMMODITY LOGISTICS, INC.
                         AND CONSOLIDATED SUBSIDIARIES
                         (a development- stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   June 30, 1998, December 31, 1997 and 1996


(1)      Summary of Accounting Policies

         A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

         (a)      Organization and Principles of Consolidation

                  International Commodity Logistic, Inc., (ICLI) formerly Roosevelt Capital Corporation, was incorporated under the laws of Colorado on March 15, 1989. Effective March 31, 1998 ICLI acquired all of the outstanding stock of Sulphur Corporation of Canada, Ltd. (Sulphur) and Sulport Services International, Inc. (Sulport) in exchange for 500,000 shares of ICLI common stock. References to the Company relate to ICLI and its wholly-owned consolidated subsidiaries. Sulphur and Sulport have focused their activities on attempting to develop a new Sulphur Terminal Project with the Port of Prince Rupert in British Columbia, Canada. Sulphur and Sulport were incorporated under the Canada Business Corporations Act on October 23, 1989 and November 26, 1997, respectively.

                  The consolidated financial statements include the accounts of ICLI since inception and the accounts of Sulphur and Sulport since March 31, 1998, date of acquisition. All intercompany accounts have been eliminated in consolidation.

                  The business combination of ICLI with Sulphur and Sulport has been accounted for as of purchase of Sulphur and Sulport by ICLI.

                  The net purchase price has been allocated as follows:

                            Goodwill                      $ 366,443
                            Current assets                   13,400
                            Furniture and equipment           1,557
                            Current liabilities            (384,550)
                                                          ---------
                                                             (3,150)
                            Net cash acquired                 8,150
                                                          ---------
                            Consideration                 $   5,000
                                                          =========

                  The consideration consisted of 500,000 shares of restricted common stock of ICLI valued at $.01 per share on March 31, 1998.

                  The Company is considered to be a development-stage company since principal planned operation have not yet commenced.

                  The Company has selected June 30 as its fiscal year end.

         (b)      Per Share Information

                  Per share information is based upon the weighted average number of shares outstanding during the period.

                    INTERNATIONAL COMMODITY LOGISTICS, INC.
                         AND CONSOLIDATED SUBSIDIARIES
                         (a development-stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   June 30, 1998, December 31, 1997 and 1996




(1)      Summary of Accounting Policies (Continued)

         (c)      Use of Estimates in Preparation of Financial Statements

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         (d)      Going Concern

                  At June 30, 1998 the Company has a net capital deficiency and has no ongoing revenue producing business operation. These factors raise substantial doubt about its ability to continue as a going concern. If the Company does not establish revenue producing business operations or obtain additional financing, the Company may be unable to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty. Management has, as disclosed above, completed a business combination and is attempting to raise additional capital.

         (e)      Currency Translation

                  The Company's subsidiaries are Canadian companies and do business principally in Canada. Since ICLI is a U.S.A. company, all of the accounts of the subsidiaries included in the financial statements have been converted to U.S. dollars.

(f)               Goodwill and  Related  Amortization

                  Goodwill is amount of $366,104 related to the excess of the cost over fair value of net assets of Sulphur and Sulport acquired is being amortized on a straight-line basis over a five-year period.

                  It is management's policy to review its intangible assets including goodwill on a periodic basis, at least quarterly to determine if there is any impairment in the carrying value. As of June 30, 1998 management believes that there is no impairment in the carrying value of the goodwill.

(g)               Unearned Income

                  Sulport has sold $66,667 of Throughput Dividend Contracts where Sulport has agreed to pay $.50 (Canadian dollars) per metric ton for five years commencing the date of first shipment of sulphur from the Sulport facility. Since Sulport has not commenced any shipment of sulphur, the funds received have been accounted for as unearned income. Upon commencement of shipment of sulphur, the unearned income will be amortized over the five-year period.

                    INTERNATIONAL COMMODITY LOGISTICS, INC.
                         AND CONSOLIDATED SUBSIDIARIES
                         (a development-stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   June 30, 1998, December 31, 1997 and 1996





(2)      Related Party Transactions

         As June 30, 1998 the Company had $ 459,365 payable to related parties. Of this amount $133,333 is collateralized by all of the assets of the Company, bears interest at 2% per month, interest is payable monthly and the principal is due six months from the date of the advances which were received at various dates between April 30, 1998 and June 27, 1998. The remaining balances of the advances from related parties have no written repayment terms, bear no interest and are uncollaterized.

         Included in amounts due to related parties is $105,000 related to consulting services of which $25,000 was paid by the Company's President on behalf of the Company and $80,000 payable to an entity owned by a shareholder of the Company.

(3)      Other Liability

         Prior to June 30, 1997 Sulphur had received advances in the amount of $114,298. Sulphur received these funds from an unrelated third party as part of a verbal agreement whereby the third party would provide certain funding related to the development of the Sulphur Terminal Project. Sulphur believes that it has no responsibility to repay these funds since the third party has, verbally indicated that no further funding for the project would be provided; but has shown the balance as a liability due to the contingency. The ultimate resolution and effects of this matter cannot presently by determined.

(4)      Furniture and Equipment

         The Company's furniture and equipment consists principally of office furniture and equipment carried at historical cost and being depreciated on a straight-line basis over five years.

(5)      Stock Issued For Services

         Effective April 23, 1998, 100,000 shares of the ICLI common stock was issued for legal services valued at $1,000. In addition effective April 23, 1998 450,000 shares of ICLI common stock were issued for consulting services valued at $4,500.

(6)      Warrants and Options Outstanding

         Effective March 30, 1998 the Company adopted an Employee Benefit and consulting services Compensation Plan whereby 1,400,000 options to acquire common stock of the company were authorized to be granted to various employees, consultants and advisors. Effective April 1,1998 the 1,400,000 options were granted and are exercisable at $.10 per share at any time through March 31, 2001.

                    INTERNATIONAL COMMODITY LOGISTICS, INC.
                         AND CONSOLIDATED SUBSIDIARIES
                         (a development-stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    June 30, 1998, December 31, 1997 and 1996



(6)      Warrants and Options Outstanding  (Continued)

         On March 31, 1998 the Company granted 100,000 warrants to an entity owned by a shareholder of the Company, allowing the entity the right to acquire 100,000 shares at $.10 per share at anytime through March 30, 2003. These warrants were granted as part of the consideration for consulting services provided to the company.

         In addition, on March 31, 1998 the Company granted 1,500,000 warrants to the Company's President and 1,000,000 each to two other individuals, allowing them to an equal number of shares of the Company's common stock at $1.10 per share at any time between December 31, 1999 and March 30, 2002.

         No compensation expense was recorded for any of the options or warrants because the option prices exceeded the estimated current market value of the common stock and compensation would be immaterial.

(7)      Private Placement of Common Stock

         Effective May 1, 1998 the Company's board of directors approved the offering of up to $1,000,000 of the Company's common stock through a private placement. As of June 30, 1998, 75,500 shares of the Company's common stock were sold through this private placement at $1.10 per share.

(8)      Stock Split and Reduction in Authorized Stock

         Effective February 10, 1998 the Company effected a 12-for-one stock split. All referenced to common stock issued and outstanding have been retroactively adjusted to give effect to this stock split.

         Effective April 16, 1998 the Company amended its articles of incorporation to reduce the authorized common stock from 800,000,000 shares to 100,000,000 shares. The amendment also authorized 10,000,000 shares of no par value preferred stock, which may be issued in one or more series at the discretion of the board of directors.

(9)      Income Taxes

         As of June 30, 1998, ICLI has approximately $278,000 of USA net operating losses expiring in years through 2013; available to offset future taxable income, if any. As of June 30, 1998 ICLI had deferred tax assets of approximately $56,000 related to new operating loss carryovers. A valuation allowance has been provided for the total amount since the amounts, if any, of future revenues necessary to be able to utilize the carryovers are uncertain.

(10)     Subsequent Event

         In September, 1998 a lawsuit was filed against the Company claiming unpaid consulting fees of $30,000. The Company has denied that any amounts were owed but settled this matter with an agreement to pay the $30,000 to avoid the costs of litigation.

                     INTERNATIONAL COMMODITY LOGISTICS, INC.
                          AND CONSOLIDATED SUBSIDIARIES
                          (a development-stage company)













                       CONSOLIDATED FINANCIAL STATEMENTS
                    For the Nine Months Ended March 31, 1999



                                                                                      Page
                                                                                      ----
         Consolidated Balance Sheets
         March 31, 1999 (unaudited)
         and June 30, 1998                                                            F-13

         Consolidated Statement of Operations
         for the year ended June 30, 1999 and
         for the nine months ended March 31, 1999 and 1998 (unaudited)                F-14

         Consolidated Statement of Changes in Stockholder's (Deficit)
         for the year ended June 30, 1999 and
         for the nine months ended March 31, 1999 and 1998 (unaudited)                F-15


         Notes to Consolidated Financial Statements
         for the nine months ended March 31 ,1999                                     F-16 - F-17

                     INTERNATIONAL COMMODITY LOGISTICS, INC.
                          AND CONSOLIDATED SUBSIDIARIES
                          (a development-stage company)


                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

ASSETS

                                                                            March 31,         June 30,
                                                                              1999             1998
                                                                            ---------        --------
                                                                                             (Audited)
 CURRENT  ASSETS
        Cash on hand and at banks                                           $     781          45,350
        Accounts receivable - net of allowance for doubtful accounts           21,047          13,887
        Deposits and prepaid expenses                                                           2,985
                                                                            ---------        --------
 Total Current Assets                                                          21,828          62,222

 CAPITAL  ASSETS:  Office furniture and equipment - depreciated value           2,500           1,557

 GOODWILL:  arising on subsidiary acquisition - unamortized value             292,354         347,170
                                                                            ---------        --------
 TOTAL ASSETS                                                               $ 316,682         410,949
                                                                            =========        ========

 LIABILITIES AND SHAREHOLDER'S EQUITY

 CURRENT LIABILITIES
        Bank overdrafts and loans                                           $  29,058
        Refundable subscriptions                                                                1,100
        Accounts payable                                                      111,954          33,071
        Loans payable                                                         120,300
        Due to related parties                                                153,519         459,365
        Other liability                                                                       114,298
                                                                            ---------        --------
 Total Current Liabilities                                                    414,832         607,834
                                                                            ---------        --------
 DEFERRED  REVENUE:  Sulphur through-put royalties                            291,667          66,667
                                                                            ---------        --------
 SHAREHOLDER'S  EQUITY
 Share Capital - Authorized: 100,000,000 common shares of n.p.v
                              10,000,000 preferred shares of n.p.v
 Issued and fully paid:       10,457,000 common shares                      $ 449,050          92,530
 Options exercised and paid:  1,400,000 common shares due to be issued        140,000
 Accumulated (Deficit)                                                       (978,866)       (356,082)
                                                                            ---------        --------
 Total Shareholders' (Deficit)                                               (389,817)       (263,552)
                                                                            ---------        --------
 TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                $ 316,682         410,949
                                                                            =========        ========

                     INTERNATIONAL COMMODITY LOGISTICS, INC.
                          AND CONSOLIDATED SUBSIDIARIES
                          (a development-stage company)


                      CONSOLIDATED STATEMENT OF OPERATIONS
              For The Nine Months Ended March 31, 1999 (Unaudited)

                                                                     Nine Months        Nine Months       Year
                                                                        Ended             Ended           Ended
                                                                      March 31,          March 31,       June 30,
                                                                        1999               1998           1998
                                                                     ------------       -----------     ----------
 ADMINISTRATION AND OVERHEAD                                                                             (Audited)
        Accounting fees and costs                                    $     30,122                            1,833
        Advertising, promotion and business development                     5,210                            2,892
        Audit fees and costs                                               24,009
        Automobile and truck expenses                                      10,348                              411
        Bad debts and uncollectible accounts                                  556              203             203
        Bank and other charges and interest                                 2,060               15             172
        Computer operating, contract labour and lease                      16,183            2,111           4,223
        Consulting fees and costs - financial                              61,565           34,342         136,084
        Consulting fees: clerical                                           1,725            3,470           6,940
        Consulting fees: engineering                                      211,180
        Delivery, couriers, and postage                                     6,397            1,933           3,867
        Depreciation of capital assets                                        339               61             122
        Drafting, mapping, plotting and reprographics                      11,558
        Foreign exchange                                                  (14,012)                           7,860
        Goodwill amortization                                              54,816                           18,272
        Graphics and desk-top publishing                                   21,110            3,014           6,029
        Insurance premiums                                                 10,414                              134
        Interest on loans and advances                                     18,418                            1,667
        Legal fees and costs                                               30,905                           19,700
        Licenses, permits and business taxes                                4,136
        Management fees                                                    90,219           30,000          60,000
        Port Rental - Prince Rupert, British Columbia, Canada              23,333
        Rental of office premises                                          40,421            8,729          17,458
        Salaries and employee benefits                                     19,702            4,000           8,000
        Stationery, office supplies and expenses                            9,569               97             439
        Surveying, site evaluation and reports                              7,817
        Telecommunications: phone, fax, cellular                           19,355            9,439          18,878
        Transfer and  CUSIP fees and costs                                    883
        Travelling                                                         18,746            2,506          10,712
        Executive assistant                                                                 10,500          21,000
        Other                                                                                1,843           3,686
        Stock issued for services                                                                            5,500
                                                                     ------------        ---------       ---------
 Total administration and overhead expenditure                            737,082          112,263         356,082


 "Other liability" taken by management as unliquidated damages       $   (114,298)
 Accumulated Deficit - beginning of period                                356,082
                                                                     ------------        ---------       ---------
 ACCUMULATED DEFICIT - end of period                                 $    978,866          112,263         356,082
                                                                     ============        =========       =========

 Net Loss per share                                                          0.06             0.01            0.04
 Shares outstanding - quarterly weighted average                       10,454,350        9,100,000       9,325,100

                     INTERNATIONAL COMMODITY LOGISTICS, INC.
                          AND CONSOLIDATED SUBSIDIARIES
                          (a development-stage company)

                      CONSOLIDATED STATEMENT OF CHANGES IN
                      STOCKHOLDERS' (DEFICIT) For The Nine
                   Months Ended March 31st, 1999 (Unaudited)

                                                                           Nine Months      Nine Months        Year
                                                                              Ended           Ended            Ended
                                                                            March 31,       March 31,         June 30,
                                                                              1999            1998             1998
                                                                           -----------      -----------      ---------
                                                                                                             (Audited)
 SOURCE OF FUNDS
        Sale of shares in the capital stock of the Company                  $ 496,520           5,000          92,230
        Sale of royalties in future through-put sulphur contracts             225,000          66,667          66,667
                                                                            ---------        --------        --------
 Total Funds Provided                                                         721,519          71,667         158,897
                                                                            ---------        --------        --------

 FUNDS USED FOR
        Total administration and overhead expenditure                       $ 622,784         112,263         356,082
        Less: depreciation of capital assets and goodwill                      55,155              61          18,394
                                                                            ---------        --------        --------
        Net administration and overhead expenditure used                      567,630         112,202         337,688
        Acquisition of capital assets                                           1,281                           1,679
        Goodwill arising on acquisition/consolidation of subsidiaries                                         365,442
                                                                            ---------        --------        --------
 Total Funds Used                                                             568,911         112,202         704,809
                                                                            ---------        --------        --------

 NET FUNDS PROVIDED (USED)                                                  $ 152,608         (40,535)       (545,912)

 Working Capital (Deficiency) - beginning of period                          (545,612)       (545,612)            300
                                                                            ---------        --------        --------
 WORKING CAPITAL (DEFICIENCY) - end of period                                (393,004)       (586,147)       (545,612)
                                                                            =========        ========        ========
 Working Capital consists of:
        Total Current Assets                                                $  21,828          84,082          62,222
        Less: Total Current Liabilities                                       414,832         670,229         607,834
                                                                            ---------        --------        --------
 Working Capital (Deficiency) - end of period                               $(393,004)       (586,147)       (545,612)
                                                                            =========        ========        ========

                     INTERNATIONAL COMMODITY LOGISTICS, INC.
                          AND CONSOLIDATED SUBSIDIARIES
                          (a development-stage company)


                                    NOTES TO
                       CONSOLIDATED FINANCIAL STATEMENTS
             For the Nine Months Ended March 31st 1999 (Unaudited)


(1)      Related Party Transactions

         As at March 31st, 1999 the Company had $ 273,819 payable to related parties and note-holders. $ 120,300 is secured by all of the assets of the Company, bears interest at 2% per month payable monthly, and the principal is due six months from the date of the advances which were received at various dates between April 30th, 1998 and August 13th, 1998. Advances from related parties have no written repayment terms, bear no interest, and are unsecured.

         Included in amounts due to related parties is $ 66,524 related to consulting services by an entity owned by a shareholder of the Company.

(2)      Other Liability - Contingent Liability

         Prior to June 30th, 1997 Sulphur Corporation of Canada Ltd. had received advances in the amount of $ 114,298 from an unrelated third party as part of a verbal agreement whereby the third party would provide certain funding related to the development of the Sulphur Terminal Project. Management of Sulphur Corporation of Canada Ltd. believes it has no responsibility to repay these funds as the third party has verbally indicated that no further funding for the project would be provided. Although in two years there has been no communication from the third party regarding this matter, the ultimate resolution and effects of this matter cannot presently be determined. It is to be noted that the Company may have a contingent liability of $ 114,298.

(3)      CAPITAL ASSETS

         The Company's furniture and equipment consists mainly of office furniture and equipment carried at historical cost depreciated on a straight-line basis over five years. A computer was acquired by the Company in March 1999.

(4)      Stock Issued For Services

         Effective April 23rd, 1998 100,000 shares in the capital stock of International Commodity Logistics Inc. were issued for legal services valued at $ 1,000 and 450,000 shares were issued for consulting services valued at $ 4,500. Pursuant to a settlement with a consultant 10,000 shares in the capital stock of International Commodity Logistics Inc. were issued for consulting services with an ascribed value of $ 11,000.

(5)      Warrants and Options Outstanding

         Effective March 30th, 1998 the Company adopted an Employee Benefit and Consulting Services Compensation Plan whereby 1,400,000 options to acquire common shares in the capital stock of International Commodity Logistics Inc. were authorized to be granted to various employees, consultants and advisors. Effective April 1st, 1998 the 1,400,000 options were granted and are exercisable at $ 0.10 per share at any time through March 31st, 2001. As at March 31st, 1999 all options were paid and exercised, and shares were allotted but unissued.

         On March 31st, 1998 the Company granted 100,000 warrants to an entity owned by a shareholder of the Company allowing the entity the right to acquire 100,000 shares in the capital stock of International Commodity Logistics Inc. at $ 0.10 per share at any time up to and including March 30th, 2003. These warrants were granted as part of the consideration for consulting services provided to the Company.

                     INTERNATIONAL COMMODITY LOGISTICS, INC.
                          AND CONSOLIDATED SUBSIDIARIES
                          (a development-stage company)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT.
             For the Nine Months Ended March 31st 1999 (Unaudited)


         On March 31st, 1998 the Company granted 1,500,000 warrants to the Company's President and 1,000,000 warrants to each of two other individuals, entitling them to an equal number of shares in the capital stock of International Commodity Logistics Inc. at $ 1.10 per share exercisable from January 1st, 2000 to March 29th, 2002 inclusive.

         No compensation expense was recorded for any of the options or warrants because the exercise prices exceeded the current market value of the common stock and such compensation would be immaterial or non-existent.

(6)       Private Placement of Common Stock

         Effective May 1st, 1998 the Company's Board of Directors approved an offering of up to $ 1,000,000 of the Company's common stock through a private placement. As at March 31st, 1999, 447,700 shares of the Company's common stock were sold through this private placement at $
         1.10 per share, including the 10,000 shares at (4) above.

(7) Effective February 10th, 1998 the Company effected a 12-for-1 stock split. All references to common stock issued and outstanding have been adjusted to give effect to this stock split.

         Effective April 16th, 1998 the Company amended its articles of incorporation to reduce the authorized common stock from 800,000,000 shares to 100,000,000 shares. The amendment also authorized 10,000,000 preferred shares without nominal or par value, which may be issued in one or more series at the discretion of the Board of Directors.

(8)      Income Taxes

         As at June 30th, 1998 International Commodity Logistics Inc. had approximately $ 278,000 of net U.S.A. qualifying operating losses expiring in years through 2013, available to offset future taxable income, if any. As at June 30th, 1998 the Company had deferred tax assets of approximately $ 56,000 related to new operating loss carryovers. A valuation allowance has been provided for the total amount since the amounts, if any, of future revenues necessary to be able to utilize the carryovers are uncertain.

(9)      Management Disclosure

         All figures are expressed in currency of the United States of America. Information was obtained from Management of Sulphur Corporation of Canada Ltd. and is subject to audit verification. A material variation from unaudited to audited statements may result from a Management audit decision to capitalize preliminary construction costs. These Financial Statements have been prepared without audit by Management of International Commodity Logistics Inc.

15 ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.


Item 15.A   LIST OF FINANCIAL STATEMENTS

         A list of financial statements included herein may be found in the index to the financial statements on page F-1, which follows page 14 of this Registration Statement.


Item 15.B.         INDEX TO EXHIBITS

Exhibit Number                    Description
--------------                    -----------
         2.1      Plan of Reorganization dated March 24, 1998 between the
                  Company, James D. Yamada individually and on behalf of SCC and SSI. (Filed herewith).

         3.1 Articles of Incorporation, as amended and currently in effect. (Filed herewith).

         3.2 By-laws, as amended and restated on May 12, 1999. (Filed herewith).

         10.1     Management Agreement dated May 2, 1998 between SCC and Global
                  Hydrocarbon Corporation Ltd. (Filed herewith).

         10.2     Form of Warrant to Purchase Common Stock, dated March 31,
                  1998. (Filed herewith).

         10.3 Employee Benefit and Consulting Services Compensation Plan, dated March 30, 1998. (Filed herewith).

         10.4     Sulphur Handling Facility Project Agreement dated January 1,
                  1999 between Ridley Terminals Inc. and SCC. (Filed herewith).

         10.5 Operating and Throughput Agreement dated January 1, 1999 between Ridley Terminals Inc, and SCC. (Filed herewith).

         21.1     List of Subsidiaries. (Filed herewith).

         27.1     Financial Data Schedule. (Filed herewith).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report or amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL COMMODITY LOGISTICS, INC.



By: /s/ James Yamada
   ----------------------------------------------
   James Yamada, President, Chief Executive Officer and Director

By: /s/ Roderick J. MacKenzie
   ----------------------------------------------
   Roderick J. MacKenzie, Chairman, Secretary, Treasurer and Director



Dated:  August 12, 1999

                               INDEX TO EXHIBITS


Exhibit Number                    Description
--------------                    -----------
         2.1      Plan of Reorganization dated March 24, 1998 between the
                  Company, James D. Yamada individually and on behalf of SCC and SSI. (Filed herewith).

         3.1 Articles of Incorporation, as amended and currently in effect. (Filed herewith).

         3.2 By-laws, as amended and restated on May 12, 1999. (Filed herewith).

         10.1     Management Agreement dated May 2, 1998 between SCC and Global
                  Hydrocarbon Corporation Ltd. (Filed herewith).

         10.2     Form of Warrant to Purchase Common Stock, dated March 31,
                  1998. (Filed herewith).

         10.3 Employee Benefit and Consulting Services Compensation Plan, dated March 30, 1998. (Filed herewith).

         10.4     Sulphur Handling Facility Project Agreement dated January 1,
                  1999 between Ridley Terminals Inc. and SCC. (Filed herewith).

         10.5 Operating and Throughput Agreement dated January 1, 1999 between Ridley Terminals Inc, and SCC. (Filed herewith).

         21.1     List of Subsidiaries. (Filed herewith).

         27.1     Financial Data Schedule. (Filed herewith).